Exhibit 99.4

A2Z Smart Technologies Corp. Announces Offering of Common Shares

Tel Aviv, Israel – April 2, 2024 — A2Z Smart Technologies Corp. (Nasdaq: AZ), (“A2Z Smart Technologies Corp.” or the “Company”), today announced that it has entered into a definitive securities purchase agreement with certain accredited investors to issue, in a registered direct offering, 8,308,357 common shares, at a purchase price of $0.35 per share. The aggregate gross proceeds from the registered direct offering are expected to be approximately $2,900,000, before deducting offering expenses. The offering is expected to close on April 2, 2024, subject to satisfaction of customary closing conditions. The Company anticipates that it might enter into a definitive securities purchase agreement with additional accredited investors, prior to close.

In addition, the Company has entered into binding agreements with certain investors to issue 6,557,143 common shares in a private placement at a purchase price of $0.35 per share. The private placement is expected to close within 60 days, subject to satisfaction of closing conditions.

The Company intends to use the net proceeds primarily for continued development and expansion of its existing business, including fulfillment of contracted smart cart backlog orders and acceleration of the onboarding process for new clients, and for working capital purposes.

The securities with respect to the registered direct offering were offered and will be sold pursuant to a shelf registration statement on Form F-3 (File No. 333-271226), including a base prospectus, filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 12, 2023 and declared effective on April 21, 2023. A prospectus supplement and the accompanying prospectus relating to the registered direct offering will be filed with the SEC. Electronic copies of the prospectus supplement and the accompanying prospectus relating to the registered direct offering may be obtained, when available, at the SEC’s website at http://www.sec.gov. These securities are not being offered in Canada and may not be sold in Canada or to residents of Canada.

The securities with respect to the private placement were offered and will be sold pursuant to the exemption from the registration requirement of the Securities Act of 1933, as amended (the “Securities Act”), provided by Section 4(a)(2) of the Securities Act and Rule 506(b) promulgated thereunder.

Additionally, the Company advises that certain directors and officers of the Company are participating in the registered direct offering and the private placement in an amount of $525,000 (the “Insider Participation”). The Insider Participation transaction is considered a “related party transaction” within the meaning of Canadian Securities Administrators Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions (“MI 61- 101”). The Company expects to rely on exemptions from the formal valuation and minority approval requirements in sections 5.5(a) and 5.7(1)(a) of MI 61-101 in respect of the Insider Participation.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About A2Z Smart Technologies Corp.

A2Z Smart Technologies Corp. creates innovative solutions for complex challenges. A2Z’s flagship product is the world’s first proven-in-use mobile self-checkout shopping cart, Cust2Mate. With its user-friendly smart algorithm, touch screen, and other technologies, Cust2Mate streamlines the retail shopping experience by scanning purchased products and enabling in-cart payment so that customers can simply “pick & go”, and bypass long cashier checkout lines. This results in a more efficient shopping experience for customers, less unused shelf-space and manpower requirements, and advanced command and control capabilities for store managers.

Forward Looking Statements

Matters discussed in this press release may contain forward-looking statements that are subject to substantial risks and uncertainties. Forward-looking statements contained in this press release may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will” “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements are based on the Company’s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. These and other risks and uncertainties are described more fully in the Company’s filings on EDGAR and with the SEC. Actual results, performance or achievements could differ materially from those contemplated, expressed or implied by the forward-looking statements contained herein. Forward-looking statements contained in this announcement are made as of this date, and the company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. This press release does not constitute an offer to sell or a solicitation of an offer to sell any of the securities described herein.

Company Contact:

Gadi Graus, President

Gadi.g@a2zas.com

+972-3-3732328

Investor Contacts:

Brett Maas, Managing Principal, Hayden IR, LLC

brett@haydenir.com

(646) 536-7331

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